SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  19 September 2012

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by Banco Espírito Santo, S.A. (“BES”) of the following transactions on PT shares carried out by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES:

Date	Transaction	Location	Price (€)	No. of shares
12-Set-12	Disposal	Regulated market	3.967	6,936
			3.992	138,170
			3.993	127
			3.994	4,767
Total				150,000
14-Set-12	Disposal	Regulated market	4.050	257,783
			4.051	28,592
			4.052	3,895
			4.055	35,000
			4.060	100,382
			4.061	4,618
			4.065	27,707
			4.070	25,000
			4.080	21,576
			4.081	5,910
			4.083	10,977
			4.090	21,812
			4.091	8,598
			4.092	3,583
			4.093	7,349
			4.095	10,186
			4.096	4,814
			4.097	8,837
			4.098	9,368
			4.100	36,370
Total				632,357
17-Set-12	Disposal	Regulated market	4.000	85,340
			4.001	3,322
			4.002	700
			4.003	1,288
			4.004	5,220
			4.005	72,311
			4.006	2,074
			4.007	4,505
			4.008	3,234
			4.010	18,647
			4.015	21,002
Total				217,643

Portugal Telecom, SGPS SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

PT was further informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

According to information received from BES, after these transactions the voting rights attached to 91,020,566 PT shares (of which 91,000,000 shares are held by Avistar), representing 10.15% of PT’s share capital and corresponding voting rights, were attributed to BES.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of the CMVM Regulation no. 5/2008 and follows a communication received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 5,040,124,063.26, registered in the Lisbon Commercial Registry Office under corporation number 500 852 367.

  |  Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.